Filed by Arqit Quantum Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Centricus Acquisition Corp.

Commission File No. 001-39993

Date: May 12, 2021

VIRGIN ORBIT TO LAUNCH QUANTUM ENCRYPTION SATELLITES FOR ARQIT

Long Beach, CA — May 12, 2021 — Virgin Orbit, the California-based responsive launch company, today announced it has been selected by UK-based Arqit Limited, a leader in quantum encryption technology, to conduct two launches to Low Earth Orbit (LEO) beginning in 2023.

Arqit has pioneered a unique quantum encryption technology, QuantumCloud™, which makes the communications links of any networked device secure against current and future forms of hacking — even an attack from a quantum computer. Currently, Arqit’s system delivers an unlimited number of encryption keys using terrestrial communications systems, but by incorporating satellites, Arqit can further enhance the system.

Arqit’s satellites will use a new quantum protocol that will create a backbone of secure keys within the data centers of Arqit’s customers all over the world, and a quantum safe boundary protecting those data centers.

Virgin Orbit will provide launch services for the two satellites via its LauncherOne system. The companies are discussing a further set of launches after the initial program, as Arqit seeks to address its growing market of government customers. This could potentially include future launches from Spaceport Cornwall out of Newquay, UK, where Virgin Orbit will commence operations beginning in 2022, providing the UK with its first in-country launch capability.

The Arqit team selected Virgin Orbit as the launch provider in part because of the operational flexibility afforded by air launch, enabling the launch of Arqit satellites on their schedule with shorter call-up times, direct inject into unique orbits, and launch from different spaceports depending on customer requirements.

Deepening the relationship between the two companies, Virgin Orbit also recently announced it will contribute $5 million to Arqit’s Private Investment in Public Equity (PIPE) fundraising round, which forms part of Arqit’s agreement to combine with Centricus Acquisition Corp. and list on the Nasdaq Stock Market.

David Williams, Founder and Chairman of Arqit, said: “After four years of innovation in stealth mode by a world-leading team of scientists and engineers, we are ready to go to market. Our technology is important, and we need to take it to hyperscale as quickly as possible, because the problems we solve are problems for everyone. I am pleased to announce our launch partnership with Virgin Orbit, as it will enable us to transform our current terrestrial solution and provide QuantumCloud™ to our customers and their data centers around the world, securely and in a cost-effective way.”

Dan Hart, CEO of Virgin Orbit, said: “The Virgin Group has been a long-term investor in space because of the transformational impact it will have on our world. At Virgin Orbit, we look for innovative companies to work with, and we are pleased to be Arqit’s satellite launch partner and to invest in its development. Arqit’s satellites will enable the company to further distribute its cutting-edge quantum encryption technology, which will drive and protect development across so many key sectors.”

MEDIA INQUIRIES:

Virgin Orbit: press@virginorbit.com

Arqit: Montfort Communications UK – Financial PR: +44 (0) 20 3514 0897

Nick Miles: +44 (0) 7739 701634, miles@montfort.london

Olly Scott: +44 (0) 7812 345205, scott@montfort.london

James Olley: +44 (0) 7974 982302, jolley@montfort.london

Montfort Communications US – Financial PR: Nicholas Fox, +1 (347) 882 0804, nickarfox@gmail.com

ABOUT VIRGIN ORBIT

Virgin Orbit builds and operates the most flexible and responsive satellite launcher ever invented: LauncherOne, a dedicated launch service for commercial and government-built small satellites. LauncherOne rockets are designed and manufactured in Long Beach, California, and are air-launched from our modified 747-400 carrier aircraft — allowing us to operate from locations all over the world in order to best serve each customer’s needs. To learn more or to apply to join Virgin Orbit’s talented and growing team, visit virginorbit.com.

ABOUT ARQIT

Arqit has invented a unique quantum encryption technology which makes the communications links of any networked device secure against current and future forms of hacking — even an attack from a quantum computer. Arqit’s product, called QuantumCloud™, creates unbreakable software encryption keys which are easy and efficient to use remotely with no hardware or disruption to software required. The software has universal application to every edge device and cloud machine in the world.

Headquartered in the United Kingdom with subsidiaries in the United States, Arqit was founded in 2017 by UK satellite industry veteran David Williams.

Arqit has entered into a definitive agreement to combine with Centricus Acquisition Corp. (Nasdaq: CENH, CENHW, CENHU) and become listed on the Nasdaq stock market under the new ticker symbol “ARQQ”.

Additional Information

This communication is being made in respect of the proposed transaction involving Arqit Limited (“Arqit”), Centricus Acquisition Corp. (“Centricus”) and Arqit Quantum Inc. (“Pubco”), a newly formed Cayman holding company. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the proposed transaction, Pubco will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that will include a proxy statement of Centricus in connection with Centricus’ solicitation of proxies for the vote by Centricus’ shareholders with respect to the proposed transaction and other matters as may be described in the registration statement. Pubco and Centricus also plan to file other documents with the SEC regarding the proposed transaction and a proxy statement/prospectus will be mailed to all holders of Centricus’ Class A ordinary shares. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The proxy statement/prospectus, as well as other filings containing information about Arqit and Centricus will be available without charge at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus can also be obtained, when available, without charge, from Arqit’s website at www.arqit.uk, or by directing a request to: Centricus Acquisition Corp., PO Box 309, Ugland House, Grand Cayman, KY1- 1104, Cayman Islands.

Participants in the Solicitations

Arqit, Centricus and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Centricus’ shareholders in connection with the proposed transaction. Information about Centricus’ directors and executive officers and their ownership of Centricus’ securities will be set forth in the proxy statement/prospectus when available. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.

Caution About Forward-Looking Statements

This communication includes forward-looking statements. These forward-looking statements are based on Arqit’s and Centricus’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Arqit’s and Centricus’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Arqit and Centricus to predict these events or how they may affect Arqit and Centricus. Except as required by law, neither Arqit and Centricus has any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect Arqit’s and Centricus’s future performance and cause results to differ from the forward-looking statements in this release include, but are not limited to: (i) that the business combination may not be completed in a timely manner or at all, which may adversely affect the price of Centricus’ securities, (ii) the risk that the business combination may not be completed by Centricus’ business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Centricus, (iii) the failure to satisfy the conditions to the consummation of the business combination, including the approval of the Business Combination Agreement by the shareholders of Centricus and the satisfaction of the minimum trust account amount following any redemptions by Centricus’ public shareholders, (iv) the lack of a third-party valuation in determining whether or not to pursue the business combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement, (vi) the effect of the announcement or pendency of the business combination on the Company’s business relationships, operating results, and business generally, (vii) risks that the business combination disrupt current plans and operations of the Company, (viii) the outcome of any legal proceedings that may be instituted against the Company or against Centricus related to the Business Combination Agreement or the business combination, (ix) the ability to maintain the listing of Centricus’ securities on a national securities exchange, (x) changes in the competitive and regulated industries in which the Company operates, variations in operating performance across competitors, changes in laws and regulations affecting the Company’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the business combination, and identify and realize additional opportunities, (xii) the potential inability of the Company to convert its pipeline or orders in backlog into revenue, (xiii) the potential inability of the Company to successfully deliver its operational technology which is still in development, (xiv) the potential delay of the commercial launch of the Company’s products, (xv) the risk of interruption or failure of the Company’s information technology and communications system and (xvi) the enforceability of the Company’s intellectual property.